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                                                                  EXHIBIT 93

THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada 89109
(702) 792-7000

RORY O. MILLSON
SANDRA C. GOLDSTEIN
ELIZABETH L. GRAYER
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Attorneys for Plaintiffs/
Counterclaim Defendants


                          UNITED STATES DISTRICT COURT

                               DISTRICT OF NEVADA



ITT CORPORATION, et al.,         )
                                 )
                 Plaintiffs,     )   Case No. CV-S-97-00893-PMP(RLH)
                                 )
                           vs.   )
                                 )
HILTON HOTELS CORPORATION        )
and HLT CORPORATION,             )
                 Defendants.     )
                                 )
                                 )
---------------------------------)
                                 )
HILTON HOTELS CORPORATION and    ) PLAINTIFFS'/COUNTERCLAIM
HLT CORPORATION,                 ) DEFENDANTS' RESPONSE TO
                                 ) HILTON'S EX PARTE MOTION
            Counterclaimants,    ) FOR PROMPT HEARING ON ITS
                                 ) MOTION FOR INJUNCTIVE AND
              vs.                ) DECLARATORY RELIEF
                                 )
ITT CORPORATION,                 )
                                 )
                Counterclaim     )
                  Defendants.    )
---------------------------------)


         With its untimely and dilatory motion for a preliminary injunction and its "ex parte" motion for a "prompt" hearing,

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Hilton is continuing to engage in precisely the sort of abuse of process that
ITT filed this action to avoid. ITT filed its motion for a speedy hearing pursuant to Fed. R. Civ. P. Rule 57 in order to prevent a last minute Hilton motion for emergency relief to block implementation of ITT's Plan just before it is scheduled to be consummated. Hilton has now done exactly that, even though it previously opposed our request for a speedy hearing.

         The September schedule for the Plan has been public knowledge for nearly a month and a half. We advised the Court in our motion for a speedy hearing and our other opening papers, filed on July 16, 1997, that, pursuant to the Plan, the equity tender offer was scheduled to commence promptly, and the debt tender offer and the distributions required to effectuate the spinoff were scheduled to take place in September.(1) Hilton knew this.(2)

         But Hilton opposed expedition. Not only did Hilton take no action in this litigation until it had to respond to ITT's motion for a speedy hearing, but Hilton asked this Court to defer scheduling a hearing until the Plan had received regulatory approval:


         "[A]t this time it is premature to determine the appropriate schedule for a hearing. This is because [the Plan] is subject to a number of conditions, including regulatory approval, that render its timing



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(1) See Plaintiffs'/Counterclaim Defendants' Reply Memorandum With Respect To
    Their Motion Pursuant To Fed. R. Civ. P. Rule 57 ("ITT's Rule 57 Reply"), at 3 n.3.

(2) See id. Contrary to Hilton's repeated misrepresentations (see Answer and Counterclaims paragraphs 11, 38, 42; Affidavit of Bernard W. Nussbaum, sworn to August 25, 1997, paragraph 5), ITT did not say the Plan would be consummated in late September.

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         uncertain". Defendants' Memorandum Of Points And Authorities In
         Response To Plaintiffs' Motion Pursuant To Fed. R. Civ. P. Rule 57 For A Speedy Hearing, at 2 (emphasis added).

Then, on August 4, 1997, Hilton asked the regulators (specifically, the New Jersey Casino Control Commission) to delay ruling until this Court has ruled:

         "Because the Nevada court may rule that ITT shareholder approval is required for the proposed ITT spin-off, consideration by the Commission of ITT's petition for declaratory rulings at this time would be premature.... [T]he Commission and the Division of Gaming Enforcement
         need not expend resources on ITT's spin-off petition or Hilton's consolidation/intervention petition until the issue is ripe. The issue will not be ripe until the ITT shareholders approve the proposed spin-off, or until the Nevada court rules that the ITT Board can preempt the ITT shareholders and effect the spin-off without a shareholder vote." Affidavit of Von S. Heinz, sworn to August 11, 1997 (submitted with ITT's Rule 57 Reply), Ex. A at 2-3 (emphasis added).

Moreover, Hilton chose not to respond to ITT's proposed opening brief on the merits.

         Thus, on August 11, 1997, we noted that, in light of Hilton's dilatory conduct and its efforts to obstruct an expedited hearing, we believed that Hilton could not now seek emergency relief against the Plan. See ITT's Rule 57 Reply, at 9. However, Hilton waited a further two weeks -- a total of almost six weeks after ITT announced the Plan -- before filing its preliminary injunction motion. The timing of Hilton's motion is purely strategic: circumstances have not changed in a way that might have precipitated a motion at this time. And Hilton moved "ex parte" for a "prompt" briefing schedule which did not contemplate a hearing on its motion until late September.

         Hilton's improper tactics are plainly designed to secure a tactical advantage with regulators through delay. Hilton is

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trying to cause the regulators to delay the scheduled regulatory hearings by citing to a subsequently scheduled Court date. ITT respectfully submits that Hilton's improper tactics should not be condoned. Hilton--with full knowledge of the schedule for the Plan--has sat on its hands, and indeed has attempted to obstruct an expedited hearing, for almost six weeks. Under these circumstances, Hilton should not now be permitted to seek preliminary injunctive relief.(3)

         But if the Court is inclined to schedule a hearing despite Hilton's tactics, we reiterate our request for a prompt hearing, earlier than late September. ITT intends to consummate the Plan as soon as possible after receiving the necessary regulatory approvals, which it anticipates will be obtained by mid-September or shortly thereafter. See Affidavits of Roberto A. Rivera-Soto and Michael J. Bonner, sworn to August 26, 1997.

         If a hearing on Hilton's motion is delayed, ITT will suffer significant harm. Among other things, Hilton will once more urge the regulators that it is unnecessary for them to rule on Hilton's regulatory applications until this Court has ruled on Hilton's motion. In addition, delay may adversely impact ITT's financing for the Plan. ITT has commenced syndication of bank facilities in connection with the Plan and is commencing the marketing process for the bond offerings which will be used for the Plan. See Affidavit of Ann N. Reese ("Reese Aff."), sworn to



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(3) Delay in moving for a preliminary injunction weighs strongly against the grant of relief. See, e.g., Lydo Enterprises, Inc. v. Las Vegas, 745 F.2d 1211, 1213 (9th Cir. 1984); Oakland Tribune, Inc. v. The Chronicle Publishing Company, Inc., 762 F.2d 1374, 1377 (9th Cir. 1985); Majorica, S.A. v. R.H. Macy & Co.,


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August 26, 1997, paragraph 4. Delay would create uncertainty which would diminish investor focus and would adversely impact execution of these financing arrangements. Id. Delay would also subject ITT to market risk in at least three respects. First, delay could prevent ITT from taking advantage of the currently favorable conditions in the bond market and the bank syndication market. Id. paragraph 5. Second, since the bond offerings and bank financings involve four currencies, delay would subject ITT to potential exchange rate fluctuations. Id. And third, delay would subject ITT to potential interest rate fluctuations. Id.

         Hilton, on the other hand, will suffer no harm if a hearing is held in the week of September 8. The discovery that Hilton has requested will be completed by then. Not only will ITT have produced documents, but Hilton will have had the opportunity to depose ITT's Chairman, its President, several outside directors and one of its investment bankers. Moreover, ITT has made its view of the law clear. Hilton has had ITT's proposed opening brief on its declaratory judgment action for nearly a month and a half. Under Nevada law, Hilton's motion should be denied unless Hilton can show that, in approving the Plan, the ITT Board has not exercised its powers "in good faith and with a view to the interests of the corporation" NRS 78.138(1). Under these circumstances, ITT respectfully requests that, if the Court is minded to entertain Hilton's motion "ex parte", a



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Inc., 762 F.2d 7, 8 (2d Cir. 1985); American Bakeries Co. v. Pan-O-Gold Baking
Co., 650 F. Supp. 563, 564 (D. Minn. 1986).

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hearing be scheduled for the week of September 8, with ITT's opposition brief due by September 4, and Hilton's reply brief, if any, due by September 8.

                  DATED this 26th day of August, 1997.

                                  KUMMER KAEMPFER BONNER & RENSHAW,



                                  By/s/THOMAS F. KUMMER
                                    THOMAS F. KUMMER
                                    VON S. HEINZ
                                    Seventh Floor
                                    3800 Howard Hughes Parkway
                                    Las Vegas, Nevada 89109

                                  RORY O. MILLSON
                                  SANDRA C. GOLDSTEIN
                                  ELIZABETH L. GRAYER
                                  CRAVATH, SWAINE & MOORE
                                  825 Eighth Avenue
                                  New York, NY 10019
                                  (212) 474-1000
                                  Attorneys for Plaintiffs/
                                  Counterclaim Defendants